EXHIBIT 99.2

Condensed Consolidated Interim Financial Statements of

Ritchie Bros. Auctioneers Incorporated

for the quarter ended June 30, 2015

The accompanying unaudited condensed consolidated interim financial statements do not include all information and footnotes required for a complete set of annual financial statements, as prescribed by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the audited annual consolidated financial statements included in the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2014, a copy of which has been filed with the U.S. Securities and Exchange Commission. These policies have been applied on a consistent basis.

Condensed Consolidated Interim Income Statements

(Expressed in thousands of United States dollars, except where noted)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014

Revenues (note 5)	$155,477	$141,835	$271,095	$240,423
Direct expenses (note 6)	17,027	17,616	28,636	27,916
	138,450	124,219	242,459	212,507
Selling, general and administrative expenses (note 6)	76,001	72,492	150,373	143,061

Earnings from operations	62,449	51,727	92,086	69,446

Other income (expense):
Foreign exchange gain (loss)	(438)	(212)	2,769	1,079
Gain on disposition of property, plant and equipment	298	258	473	329
Other	1,091	688	2,530	1,495
	951	734	5,772	2,903
Finance income (costs):
Finance income	680	617	1,527	1,125
Finance costs	(1,314)	(1,345)	(2,583)	(2,764)
	(634)	(728)	(1,056)	(1,639)

Earnings before income taxes	62,766	51,733	96,802	70,710

Income tax expense (note 7):
Current	13,455	10,774	22,964	15,483
Deferred	2,101	1,824	2,707	1,574
	15,556	12,598	25,671	17,057

Net earnings	$47,210	$39,135	$71,131	$53,653

Net earnings attributable to:
Equity holders of the parent	$46,447	$38,607	$70,035	$52,864
Non-controlling interest	763	528	1,096	789
	$47,210	$39,135	$71,131	$53,653

Net earnings per share attributable to equity holders of the parent (note 8):
Basic	$0.44	$0.36	$0.65	$0.49
Diluted	$0.43	$0.36	$0.65	$0.49

Weighted average number of shares outstanding:
Basic	106,506,916	107,225,226	106,993,228	107,136,745
Diluted	106,961,753	107,547,720	107,390,848	107,439,092

See accompanying notes to condensed consolidated interim financial statements.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 5, 2015.

/s/ Robert G. Elton	/s/ Ravichandra K. Saligram
Robert G. Elton	Ravichandra K. Saligram
Director	Chief Executive Officer

Ritchie Bros.	1

Condensed Consolidated Interim Statements of Comprehensive Income

(Expressed in thousands of United States dollars)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014

Net earnings	$47,210	$39,135	$71,131	$53,653
Other comprehensive income (loss):
Item that may be reclassified subsequently to net earnings:
Foreign currency translation adjustment	5,210	4,502	(23,086)	3,431

Total comprehensive income	$52,420	$43,637	$48,045	$57,084

Total comprehensive income attributable to:
Equity holders of the parent	51,657	43,068	47,135	56,265
Non-controlling interest	763	569	910	819
	$52,420	$43,637	$48,045	$57,084

See accompanying notes to condensed consolidated interim financial statements.

Ritchie Bros.	2

Condensed Consolidated Interim Balance Sheets

(Expressed in thousands of United States dollars)

(Unaudited)

	June 30,	December 31,
	2015	2014

Assets
Current assets:
Cash and cash equivalents	$365,245	$233,089
Trade and other receivables (note 11)	129,622	76,062
Inventory (note 12)	34,451	42,750
Advances against auction contracts	8,960	26,180
Prepaid expenses and deposits	9,889	11,587
Assets held for sale (note 13)	1,563	1,668
Income taxes receivable	6,412	3,237
	556,142	394,573

Property, plant and equipment (note 14)	543,342	577,374
Investment property (note 15)	3,111	3,327
Other non-current assets	7,609	8,505
Intangible assets (note 16)	44,798	45,504
Goodwill (note 17)	81,577	82,354
Deferred tax assets	1,153	1,253
	$1,237,732	$1,112,890

Liabilities and Equity
Current liabilities:
Auction proceeds payable	$256,777	$109,378
Trade and other payables (note 18)	102,148	126,738
Income taxes payable	7,800	10,266
Current borrowings (note 19)	61,767	7,839
	428,492	254,221

Non-current borrowings (note 19)	57,210	110,846
Share unit liabilities (note 21)	8,915	5,844
Other non-current liabilities	7,434	7,436
Deferred tax liabilities	26,294	24,452
	528,345	402,799

Equity:
Share capital (note 20)	129,166	141,257
Additional paid-in capital	26,190	31,464
Retained earnings	623,950	583,959
Foreign currency translation reserve	(71,495)	(48,595)
Equity attributable to equity holders of the parent	707,811	708,085
Non-controlling interest	1,576	2,006
	709,387	710,091
	$1,237,732	$1,112,890

Contingencies (note 22)

See accompanying notes to condensed consolidated interim financial statements.

Ritchie Bros.	3

Condensed Consolidated Interim Statements of Changes in Equity

(Expressed in thousands of United States dollars, except where noted)

(Unaudited)

	Attributable to the equity holders of the parent
					Foreign
	Share Capital		Additional		Currency	Non-
	Number of		Paid-In	Retained	Translation	Controlling	Total
	Shares	Amount	Capital	Earnings	Reserve	Interest	Equity
Balance, December 31, 2014	107,687,935	$141,257	$31,464	$583,959	$(48,595)	$2,006	$710,091

Comprehensive income (loss):
Net earnings	-	-	-	70,035	-	1,096	71,131
Foreign currency translation adjustment	-	-	-	-	(22,900)	(186)	(23,086)
	-	-	-	70,035	(22,900)	910	48,045

Exercise of stock options	1,319,635	35,398	(7,452)	-	-	-	27,946
Stock option compensation tax adjustment	-	-	122	-	-	-	122
Stock option compensation expense (note 21)	-	-	2,056	-	-	-	2,056
Share repurchase (note 20)	(1,900,000)	(47,489)	-	-	-	-	(47,489)
Cash dividends paid	-	-	-	(30,044)	-	(1,340)	(31,384)
Balance, June 30, 2015	107,107,570	$129,166	$26,190	$623,950	$(71,495)	$1,576	$709,387

Balance, December 31, 2013	107,024,783	$126,350	$30,178	$550,398	$(12,909)	$534	$694,551

Comprehensive income (loss):
Net earnings	-	-	-	52,864	-	789	53,653
Foreign currency translation adjustment	-	-	-	-	3,401	30	3,431
	-	-	-	52,864	3,401	819	57,084

Exercise of stock options	295,817	6,066	(973)	-	-	-	5,093
Stock option compensation tax adjustment	-	-	293	-	-	-	293
Stock option compensation expense (note 21)	-	-	1,581	-	-	-	1,581
Cash dividends paid	-	-	-	(27,857)		-	(27,857)
Balance, June 30, 2014	107,320,600	$132,416	$31,079	$575,405	$(9,508)	$1,353	$730,745

See accompanying notes to condensed consolidated interim financial statements.

Ritchie Bros.	4

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014

Cash generated by (used in):
Operating activities:
Net earnings	$47,210	$39,135	$71,131	$53,653
Adjustments for items not affecting cash:
Depreciation	9,003	9,897	18,283	19,339
Amortization	1,822	1,082	3,158	2,237
Inventory write down	253	469	313	469
Impairment loss reversal	-	-	(493)	-
Stock option compensation expense	1,333	631	2,056	1,581
Deferred income tax expense	2,101	1,824	2,707	1,574
Foreign exchange gain (loss)	438	212	(2,769)	(1,079)
Share of profit of an associate	(173)	(97)	(406)	(179)
Gain on disposition of property, plant and equipment	(298)	(258)	(473)	(329)
	14,479	13,760	22,376	23,613
Net changes in operating assets and liabilities (note 9)	(1,828)	(40,795)	128,776	56,990
Interest paid	(1,317)	(1,017)	(2,619)	(2,231)
Income taxes paid	(10,506)	(11,359)	(26,057)	(26,339)
Net cash generated by (used in) operating activities	48,038	(276)	193,607	105,686

Investing activities:
Property, plant and equipment additions	(1,334)	(5,718)	(4,661)	(12,388)
Intangible asset additions	(2,048)	(3,051)	(4,467)	(7,356)
Proceeds on disposition of property, plant and equipment	3,116	867	3,889	1,547
Other	-	(540)	-	(540)
Net cash used in investing activities	(266)	(8,442)	(5,239)	(18,737)

Financing activities:
Issuances of share capital	23,525	3,780	27,946	5,093
Share repurchase	-	-	(47,489)	-
Dividends paid to equity holders of the parent	(14,955)	(13,942)	(30,044)	(27,857)
Dividends paid to non-controlling interest	-	-	(1,340)	-
Proceeds from short-term borrowings	6,682	40,719	6,497	45,671
Repayment of short-term borrowings	(416)	(4,400)	(416)	(34,400)
Repayment of long-term borrowings	-	(28,055)	-	(28,055)
Repayment of finance lease obligations	(522)	(487)	(1,054)	(853)
Other	306	155	201	(225)
Net cash generated by (used in) financing activities	14,620	(2,230)	(45,699)	(40,626)

Effect of changes in foreign currency rates on cash and cash equivalents	1,925	3,315	(10,513)	572

Increase (decrease) in cash and cash equivalents	64,317	(7,633)	132,156	46,895
Cash and cash equivalents, beginning of period	300,928	288,889	233,089	234,361
Cash and cash equivalents, end of period	$365,245	$281,256	$365,245	$281,256

See accompanying notes to condensed consolidated interim financial statements.

Ritchie Bros.	5

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except where noted)

(Unaudited)

Three and six months ended June 30, 2015 and 2014

1. Significant accounting policies

(a) Basis of preparation

These condensed consolidated interim financial statements, including comparatives, present the condensed consolidated interim income statements, statements of comprehensive income, balance sheets, statements of changes in equity and statements of cash flows of Ritchie Bros. Auctioneers Incorporated and its subsidiaries (collectively referred to as the “Company”). The condensed consolidated interim financial statements have been prepared on the historical cost basis, except for those assets and liabilities that are measured at fair values at the end of each reporting period.

The preparation of these condensed consolidated interim financial statements is based on accounting policies consistent with those used in the preparation of the Company’s audited annual consolidated financial statements for the year ended December 31, 2014. A selection of the accounting policies that are specifically important for interim financial reporting, or for which there has been a change since the annual consolidated financial statements, are set out below. These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2014; a full list of the Company's significant accounting policies is included in those financial statements.

(b) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements.

(c) Basis of consolidation

Subsidiaries

The condensed consolidated interim financial statements incorporate the assets and liabilities of all subsidiaries of Ritchie Bros. Auctioneers Incorporated for all periods presented and the results of all subsidiaries for the periods then ended. Subsidiaries are all those entities that the Company controls, defined as having power over an investee and having exposure or rights to variable returns from involvement in that investee.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. All intra-entity assets and liabilities, equity, income, expense and cash-flows relating to transactions between entities within the consolidated Company are eliminated. The Company’s accounting policies are applied consistently throughout the organization.

Ultimate parent entity

Ritchie Bros. Auctioneers Incorporated is the ultimate parent entity of the consolidated Company.

(d) Revenue recognition

The Company recognizes revenue when an auction sale or online marketplace sale is complete and the Company has determined that the sale proceeds are collectible. Revenue is measured at the fair value of the consideration received or receivable and is shown net of value-added tax and duties.

Ritchie Bros.	6

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except where noted)

(Unaudited)

Three and six months ended June 30, 2015 and 2014

1. Significant accounting policies (continued)

(d) Revenue recognition (continued)

Sources of revenue

Revenues are comprised mostly of commissions earned at our auctions through the Company acting as an agent for consignors of equipment and other assets. Revenue also includes net profits on the sale of inventory, as well as fees that include administrative and documentation fees on the sale of certain lots, advertising fees, and financing fees. The Company also earns commissions and fees from its online marketplace sales.

Commissions from sales at our auctions represent the percentage earned by the Company on the gross auction proceeds from equipment and other assets sold at auction. The majority of commissions are earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned from underwritten contracts, when the Company guarantees a certain level of proceeds to a consignor or purchases inventory to be sold at auction.

Underwritten contracts

Guarantee contracts typically include a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract held at the period end to be sold after the period end is known or is probable and estimable at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time.

For inventory contracts, the Company acquires title to items for a short time prior to a particular auction. Revenue from inventory sales is presented net of costs within revenues on the income statement, as the Company takes title only for a short period of time and the risks and rewards of ownership are not substantially different than the Company’s other underwritten contracts.

(e) Share-based payments

Equity-settled share-based payments

The Company has a stock option compensation plan that provides for the award of stock options to selected employees, directors and officers of the Company. The cost of options granted is measured at the fair value of the underlying option at the grant date using the Black-Scholes option pricing model. This fair value is expensed over the period until the vesting date with recognition of a corresponding increase to equity. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in earnings, such that the consolidated expense reflects the revised estimate, with a corresponding adjustment to equity.

Cash-settled share-based payments

The Company has share unit compensation plans, which are described in the share-based payment note 21(b). The cost of cash-settled transactions is measured initially at fair value using a binomial model for share units subject to market vesting conditions, or using the volume weighted average price (“VWAP”) of the Company’s common shares for the twenty days prior to grant date for share units subject only to non-market vesting conditions. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The liability is re-measured at fair value at each reporting date up to and including the settlement date, with changes in fair value recognized through share unit expense.

Ritchie Bros.	7

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except where noted)

(Unaudited)

Three and six months ended June 30, 2015 and 2014

1. Significant accounting policies (continued)

(e) Share-based payments (continued)

Cash-settled share-based payment (continued)

For share-based payment transactions in which the terms of the arrangement provide the Company with the choice of whether to settle in cash or by issuing equity instruments, the Company accounts for such transactions as cash-settled share-based payment transactions if, and to the extent that, the Company has incurred a liability to settle in cash. If, and to the extent that, no such liability has been incurred, the Company accounts for such transactions as equity-settled share-based payment transactions. An assessment of whether the Company has incurred a liability to settle in cash is made at each reporting date. A change in the treatment of a share-based payment transaction from cash- to equity-settled is accounted for as a modification in the period in which the change is made.

(f) New and amended accounting standards and interpretations

Standards issued but not yet effective

At the date of authorization of these condensed consolidated interim financial statements, the following applicable new and amended standards and interpretations were issued but not yet effective:

•	IFRS 15 Revenue from contracts with customers (“IFRS 15” or the “Standard”) replaces IAS 18 Revenue and is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. IFRS 15 allows for the choice of either full retrospective or modified retrospective adoption. The Company has not yet determined what transition method it will pursue. IFRS 15 is applicable to all contracts with customers, unless those contracts fall under the scope of other IFRSs. It introduces a single, principles-based, five-step model that entities must apply to all contracts with customers in order to recognize revenue from those contracts. IFRS 15 provides guidance on whether a performance obligation is satisfied at a point in time or over time, as well as whether an entity is able to apply the Standard using a portfolio approach instead of on a prescribed individual contract basis. The Company is currently evaluating the impact of this Standard on its consolidated financial statements.

•	On July 24, 2014, the IASB issued IFRS 9 Financial instruments (“IFRS 9”), which replaces IAS 39 Financial instruments: recognition and measurement. IFRS 9 includes a model for classification and measurement of financial assets and liabilities, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 will come into effect on January 1, 2018. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

(g) Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

Ritchie Bros.	8

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except where noted)

(Unaudited)

Three and six months ended June 30, 2015 and 2014

2.	Critical accounting judgments, estimates and assumptions

Aside from the estimate discussed below, there were no significant changes in our critical accounting judgments, estimates and assumptions since the annual consolidated financial statements as at and for the year ended December 31, 2014.

Estimates

The Company initially measures the cost of cash-settled transactions subject to market vesting conditions using a binomial model to determine the fair value of the liability incurred. Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model, including the expected life of the share unit, volatility and dividend yield. For cash-settled share-based payment transactions, the liability is re-measured at the end of each reporting period up to the date of settlement. This requires a reassessment of the estimates at the end of each reporting period. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 21.

3.	Seasonality of operations

The Company's operations are both seasonal and event driven. Revenues tend to be highest during the second and fourth calendar quarters. The Company generally conducts more auctions during these quarters than during the first and third calendar quarters. Late December through mid-February and mid-July through August are traditionally less active periods.

4.	Segment information

The Company’s principal business activity is the sale of industrial equipment and other assets at auctions. The Company’s operations are comprised of two reportable segments as determined by their differing service delivery model, these are:

• Core Auction segment, a network of auction locations that conduct live, unreserved auctions with both on-site and online bidding; and

• EquipmentOne segment, a secure online marketplace that facilitates private equipment transactions.

The Company evaluates each segment’s performance based on earnings from operations. The significant non-cash items included in segment earnings from operations are depreciation and amortization.

Ritchie Bros.	9

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except where noted)

(Unaudited)

Three and six months ended June 30, 2015 and 2014

4.	Segment information (continued)

	Three months ended			Six months ended
	June 30, 2015			June 30, 2015
	Core	Equipment-		Core	Equipment-
	Auction	One	Combined	Auction	One	Combined
Revenues	$151,645	$3,832	$155,477	$264,290	$6,805	$271,095
Direct expenses	(17,027)	-	(17,027)	(28,636)	-	(28,636)
Selling, general and administrative expenses excluding depreciation and amortization	(61,738)	(3,438)	(65,176)	(122,336)	(6,596)	(128,932)
Depreciation and amortization	(10,482)	(343)	(10,825)	(20,632)	(809)	(21,441)
Earnings (loss) from operations	$62,398	$51	$62,449	$92,686	$(600)	$92,086
Other, finance and income tax expenses			(15,239)			(20,955)
Net earnings			$47,210			$71,131

	Three months ended			Six months ended
	June 30, 2014			June 30, 2014
	Core	Equipment-		Core	Equipment-
	Auction	One	Combined	Auction	One	Combined
Revenues	$138,554	$3,281	$141,835	$234,686	$5,737	$240,423
Direct expenses	(17,616)	-	(17,616)	(27,916)	-	(27,916)
Selling, general and administrative expenses excluding depreciation and amortization	(57,584)	(3,929)	(61,513)	(113,493)	(7,992)	(121,485)
Depreciation and amortization	(10,649)	(330)	(10,979)	(20,918)	(658)	(21,576)
Earnings (loss) from operations	$52,705	$(978)	$51,727	$72,359	$(2,913)	$69,446
Other, finance and income tax expenses			(12,592)			(15,793)
Net earnings			$39,135			$53,653

5.	Revenues

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Commissions	$124,592	$112,684	$217,732	$190,858
Fees	30,885	29,151	53,363	49,565
	$155,477	$141,835	$271,095	$240,423

Net profits on inventory sales included in commissions are:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Revenue from inventory sales	$150,147	$191,085	$303,428	$342,782
Cost of inventory sold	(136,255)	(179,782)	(274,832)	(320,021)
	$13,892	$11,303	$28,596	$22,761

Ritchie Bros.	10

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except where noted)

(Unaudited)

Three and six months ended June 30, 2015 and 2014

6.	Expenses by nature

The Company classifies expenses according to function in the condensed consolidated interim income statements. The following items are listed by function into additional components by nature:

Direct expenses

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Employee compensation	$6,278	$6,424	$10,876	$10,829
Buildings and facilities	1,832	2,333	3,446	3,436
Travel, advertising and promotion	6,933	6,794	11,087	10,530
Other direct expenses	1,984	2,065	3,227	3,121
	$17,027	$17,616	$28,636	$27,916

Selling, general and administrative expenses

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Employee compensation	$44,046	$39,894	$85,775	$77,372
Buildings and facilities	10,287	10,370	20,333	21,151
Travel, advertising and promotion	4,742	5,259	10,823	11,458
Other selling, general and administrative expenses	6,101	5,990	12,001	11,504
	$65,176	$61,513	$128,932	$121,485
Depreciation of property, plant and equipment	9,003	9,897	18,283	19,339
Amortization of intangible assets	1,822	1,082	3,158	2,237
	$76,001	$72,492	$150,373	$143,061

7.	Income taxes

The Company’s consolidated effective tax rate in respect of operations for the six months ended June 30, 2015 was 26.5% (2014: 24.1%). The effective tax rate increased relative to the comparative period primarily as the result of a greater proportion of earnings subject to taxation in jurisdictions with higher tax rates.

Ritchie Bros.	11

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except where noted)

(Unaudited)

Three and six months ended June 30, 2015 and 2014

8.	Net earnings per share

	Three months ended			Six months ended
	June 30, 2015			June 30, 2015
	Net		Per share	Net		Per share
	earnings	Shares	amount	earnings	Shares	amount

Basic earnings per share attributable to equity holders of the parent	$46,447	106,506,916	$0.44	$70,035	106,993,228	$0.65
Effect of dilutive securities:
Stock options	-	454,837	(0.01)	-	397,620	-
Diluted earnings per share attributable to equity holders of the parent	$46,447	106,961,753	$0.43	$70,035	107,390,848	$0.65

	Three months ended			Six months ended
	June 30, 2014			June 30, 2014
	Net		Per share	Net		Per share
	earnings	Shares	amount	earnings	Shares	amount

Basic earnings per share attributable to equity holders of the parent	$38,607	107,225,226	$0.36	$52,864	107,136,745	$0.49
Effect of dilutive securities:
Stock options	-	322,494	-	-	302,347	-
Diluted earnings per share attributable to equity holders of the parent	$38,607	107,547,720	$0.36	$52,864	107,439,092	$0.49

For the six months ended June 30, 2015, stock options to purchase 72,309 common shares were outstanding but were excluded from the calculation of diluted earnings per share as they were anti-dilutive (2014: 1,358,811).

9.	Net changes in operating assets and liabilities

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Trade and other receivables	$(4,093)	$(4,953)	$(55,670)	$(62,949)
Inventory	(6,578)	(2,857)	7,261	(813)
Advances against auction contracts	(1,297)	(8,009)	17,004	(14,127)
Prepaid expenses and deposits	2,112	1,667	1,289	(2,263)
Income taxes receivable	(2,744)	(4,219)	(3,175)	(6,513)
Income taxes payable	14,477	11,736	23,913	19,590
Auction proceeds payable	47	(38,214)	149,860	121,375
Trade and other payables	(6,295)	3,814	(17,792)	2,732
Share unit liabilities	2,693	1,205	3,444	2,340
Other	(150)	(965)	2,642	(2,382)
Net changes in operating assets and liabilities	$(1,828)	$(40,795)	$128,776	$56,990

Ritchie Bros.	12

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except where noted)

(Unaudited)

Three and six months ended June 30, 2015 and 2014

10.	Fair value measurement

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy based on the lowest level input that is significant to the fair value measurement or disclosure, as explained in the Company’s audited annual financial statements.

Fair value measurements	Category	June 30, 2015	December 31, 2014

Assets
Other non-current assets:
Available-for-sale investments:
Unquoted preference shares	Level 3	$2,025	$2,028
Total assets		$2,025	$2,028

Fair values disclosed	Category	June 30, 2015	December 31, 2014

Assets
Property, plant and equipment:
Land and improvements	Level 3	$14,552	$16,150
Auction building	Level 3	4,306	4,779
Investment property	Level 2	16,167	17,289
Total assets		$35,025	$38,218

Liabilities
Current borrowings	Level 2	$61,767	$7,839
Non-current borrowings	Level 2	59,444	114,532
Total liabilities		$121,211	$122,371

No fair value measurement change was recognized in the period.

11.	Trade and other receivables

	June 30,	December 31,
	2015	2014

Trade receivables	$123,187	$60,642
Consumption taxes receivable	5,259	13,872
Other receivables	1,176	1,548
	$129,622	$76,062

Ritchie Bros.	13

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except where noted)

(Unaudited)

Three and six months ended June 30, 2015 and 2014

12.	Inventory

Every period end inventory is reviewed to ensure that it is recorded at the lower of cost and net realizable value. During the three months ended June 30, 2015, the Company recorded an inventory write down of $253,000 (June 30, 2014: $469,000).

Of inventory held at June 30, 2015, 100% is expected to be sold prior to the end of October 2015 (December 31, 2014: 100% sold by the end of June 2015).

13.	Assets held for sale

At June 30, 2015, the Company held land for sale in Edmonton, Canada. Property held in London, Canada was sold during the three months ended June 30, 2015.

Balance, December 31, 2014	$1,668
Reclassified from property, plant and equipment	2,092
Disposal	(2,146)
Other	(51)
Balance, June 30, 2015	$1,563

Ritchie Bros.	14

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except where noted)

(Unaudited)

Three and six months ended June 30, 2015 and 2014

14.	Property, plant and equipment

	Land and improvements	Buildings	Yard and automotive equipment	Computer software and equipment	Office equipment	Leasehold improvements	Assets under development	Total

Cost:
Balance, December 31, 2014	$354,469	$269,912	$67,226	$81,739	$23,639	$21,131	$18,773	$836,889
Additions	22	-	3,488	43	30	158	1,716	5,457
Disposals	-	(900)	(3,700)	(157)	(3)	-	-	(4,760)
Transfers from assets under development to completed assets	1,063	568	190	957	233	156	(3,167)	-
Reclassified as held for sale	(1,940)	(164)	-	-	-	-	-	(2,104)
Impairment loss reversal	387	106	-	-	-	-	-	493
Foreign exchange movement	(11,265)	(7,957)	(2,146)	(5,363)	(924)	(559)	(119)	(28,333)

Balance, June 30, 2015	$342,736	$261,565	$65,058	$77,219	$22,975	$20,886	$17,203	$807,642

Ritchie Bros.	15

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except where noted)

(Unaudited)

Three and six months ended June 30, 2015 and 2014

14.	Property, plant and equipment (continued)

	Land and improvements	Buildings	Yard and automotive equipment	Computer software and equipment	Office equipment	Leasehold improvements	Assets under development	Total

Accumulated depreciation:
Balance, December 31, 2014	$(50,235)	$(78,370)	$(39,284)	$(65,778)	$(15,539)	$(10,309)	$-	$(259,515)
Depreciation for the period	(3,207)	(4,657)	(3,610)	(4,832)	(819)	(1,158)	-	(18,283)
Disposals	-	900	2,434	156	1	-	-	3,491
Reclassified as held for sale	-	12	-	-	-	-	-	12
Foreign exchange movement	1,204	2,271	1,244	4,371	612	293	-	9,995

Balance, June 30, 2015	$(52,238)	$(79,844)	$(39,216)	$(66,083)	$(15,745)	$(11,174)	$-	$(264,300)

Net carrying amount:
As at December 31, 2014	$304,234	$191,542	$27,942	$15,961	$8,100	$10,822	$18,773	$577,374
As at June 30, 2015	$290,498	$181,721	$25,842	$11,136	$7,230	$9,712	$17,203	$543,342

Ritchie Bros.	16

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except where noted)

(Unaudited)

Three and six months ended June 30, 2015 and 2014

15.	Investment property

Investment property held at June 30, 2015 is comprised of land and site improvements located in Edmonton, Canada and Polotitlan, Mexico.

Balance, December 31, 2014	$3,327
Foreign exchange movement	(216)
Balance, June 30, 2015	$3,111

16.	Intangible assets

	Trade names	Customer		Software under
	& trademarks	relationships	Software	development	Total

Cost:
Balance, December 31, 2014	$800	$19,500	$11,955	$23,254	$55,509
Transfers from software under development	-	-	12,753	(12,753)	-
Additions	-	-	232	4,235	4,467
Disposals	-	-	(3,194)	-	(3,194)
Foreign exchange movement	-	-	(577)	(1,512)	(2,089)
Balance, June 30, 2015	$800	$19,500	$21,169	$13,224	$54,693

	Trade names	Customer		Software under
	& trademarks	relationships	Software	development	Total

Accumulated amortization:
Balance, December 31, 2014	$-	$(5,119)	$(4,886)	$-	$(10,005)
Amortization for the period	-	(975)	(2,183)	-	(3,158)
Disposals	-	-	3,194	-	3,194
Foreign exchange movement	-	-	74	-	74
Balance, June 30, 2015	$-	$(6,094)	$(3,801)	$-	$(9,895)

Net carrying amount:
As at December 31, 2014	$800	$14,381	$7,069	$23,254	$45,504
As at June 30, 2015	$800	$13,406	$17,368	$13,224	$44,798

During the six months ended June 30, 2015, interest of $513,000 (2014: $606,000) was capitalized to the cost of software under development. These interest costs relating to qualifying assets are capitalized at a weighted average rate of 6.4% (2014: 6.4%).

Ritchie Bros.	17

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except where noted)

(Unaudited)

Three and six months ended June 30, 2015 and 2014

17.	Goodwill

Balance, December 31, 2014	$82,354
Foreign exchange movement	(777)
Balance, June 30, 2015	$81,577

Goodwill is subject to annual impairment reviews.

18.	Trade and other payables

	June 30,	December 31,
	2015	2014

Trade payables	$38,725	$46,757
Accrued liabilities	34,804	45,863
Social security and sales taxes payable	16,126	18,870
Net consumption taxes payable	8,890	10,862
Other payables	3,603	4,386
	$102,148	$126,738

19.	Borrowings

	Carrying value
	June 30,	December 31,
	2015	2014
Current Borrowings	$61,767	$7,839

Non-current Borrowings

Term loan, denominated in Canadian dollars, unsecured, bearing interest at 4.225%, due in quarterly installments of interest only, with the full amount of the principal due in May 2022.	$27,210	$29,257

Term loan, denominated in United States dollars, unsecured, bearing interest at 3.59%, due in quarterly installments of interest only, with the full amount of the principal due in May 2022.	30,000	30,000

Term loan, denominated in Canadian dollars, unsecured, bearing interest at 6.385%, due in quarterly installments of interest only, with the full amount of the principal due in May 2016.	-	51,589

	$57,210	$110,846
Total Borrowings	$118,977	$118,685

At June 30, 2015, current borrowings consisted of a Canadian dollar 60 million term loan under the Company’s uncommitted, non-revolving credit facility and borrowings under the Company’s committed, revolving credit facility.

As at June 30, 2015, current borrowings had a weighted average annual interest rate of 5.5% (December 31, 2014: 1.83%)

Ritchie Bros.	18

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except where noted)

(Unaudited)

Three and six months ended June 30, 2015 and 2014

20.	Share capital

(a) Authorized

Unlimited number of common shares, without par value.

Unlimited number of senior preferred shares, without par value, issuable in series.

Unlimited number of junior preferred shares, without par value, issuable in series.

(b) Issued

All issued shares are fully paid. No preferred shares have been issued.

(c) Share repurchase

During March 2015, 1,900,000 common shares were repurchased at a weighted average share price of $24.98 per share. The repurchased shares were cancelled on March 26, 2015.

21.	Share-based payments

Share-based payments consisted of the following compensation costs recognized in selling, general and administrative expenses:

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Stock option compensation expense	$1,333	$631	$2,056	$1,581
Share unit expense	2,902	1,258	3,919	2,522
Employee share purchase plan - employer contributions	323	320	631	630
	$4,558	$2,209	$6,606	$4,733

(a) Stock option plan

Stock option activity for the six months ended June 30, 2015 and the year ended December 31, 2014 is presented below:

	June 30, 2015		December 31, 2014
	Common shares	WA exercise	Common shares	WA exercise
	under option	price	under option	price
Outstanding, beginning of period	3,897,791	$22.09	3,749,574	$21.09
Granted	839,942	25.28	837,364	23.60
Exercised	(1,319,634)	21.18	(663,152)	18.28
Forfeited	(63,719)	22.87	(25,995)	23.26
Outstanding, end of period	3,354,380	$23.23	3,897,791	$22.09
Exercisable, end of period	1,802,863	$22.23	2,483,530	$21.65

The options outstanding at June 30, 2015 expire on dates ranging to June 8, 2025. The weighted average (“WA”) share price of options exercised during the six months ended June 30, 2015 was $27.76 per option (2014: $23.92).

Ritchie Bros.	19

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except where noted)

(Unaudited)

Three and six months ended June 30, 2015 and 2014

21.	Share-based payments (continued)

(a) Stock option plan (continued)

The following is a summary of stock options outstanding and exercisable at June 30, 2015:

			Options outstanding			Options exercisable
				WA remaining	WA exercise		WA exercise
Range of exercise prices			Number	life (years)	price	Number	price
$14.50	-	$14.70	196,750	3.3	$14.52	196,750	$14.52
$18.67	-	$19.95	69,028	1.9	18.71	69,028	18.71
$21.34	-	$23.44	1,302,722	7.1	22.27	997,005	22.37
$24.39	-	$25.91	1,713,571	8.0	24.87	540,080	25.24
$29.93			72,309	9.9	29.93	-	-
			3,354,380	7.3	$23.23	1,802,863	$22.23

The fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2015	2014
Risk free interest rate	1.8%	1.7%
Expected dividend yield	2.18%	2.31%
Expected lives of the stock options	5 years	5 years
Expected volatility	26.3%	29.2%

The WA grant date fair value of options granted during the six months ended June 30, 2015 was $5.36 per option (2014: $5.09). The compensation expense arising from option grants is amortized over the relevant vesting periods of the underlying options.

(b) Share unit plans

During the six months ended June 30, 2015, the Company granted share units under two new performance share unit (“PSU”) plans, a senior executive PSU plan and an employee PSU plan. The two new plans have identical terms and conditions, with the exception of clauses under the senior executive PSU plan that address the treatment of recipients’ PSUs in the event of a change of control of the Company.

Under the plans, the number of PSUs that vest is conditional upon specified market and non-market vesting conditions being met. The market vesting condition is based on the relative performance of the Company’s share price in comparison to the performance of a pre-determined portfolio of other companies’ share prices. The non-market vesting conditions are based on the achievement of specific performance measures and can result in participants earning between 0% and 200% of the target number of PSUs granted.

Both new plans entitle the grant recipient to a payment equal to the dividend-adjusted number of PSUs vested multiplied by the VWAP of the Company’s common shares reported by the New York Stock Exchange for the twenty days prior to vest date. Unlike the Company’s other share unit plans, the two new PSU plans give the Company the option of settling in either cash or equity, with equity-settlement subject to shareholder approval. Shareholder approval had not been sought out or obtained as at June 30, 2015. The Company has determined that there is a present obligation to settle in cash, and has accounted for the two new PSU plans as cash-settled share-based payment transactions.

Ritchie Bros.	20

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except where noted)

(Unaudited)

Three and six months ended June 30, 2015 and 2014

21.	Share-based payments (continued)
(b)	Share unit plans (continued)

The WA grant date fair value of the 199,938 PSUs granted under the new plans during the six months ended June 30, 2015, excluding the effect of dividend adjustments, was $24.33 per share unit. These PSUs are subject to market vesting conditions and their fair value at grant date was estimated using a binomial model with the following assumptions:

2015
Risk free interest rate	1.3%
Expected dividend yield	2.17%
Expected lives of the PSUs	3 years
Expected volatility	29.4%
Average expected volatility of comparable companies	32.8%

The WA grant date fair value of the 18,743 deferred share units (“DSUs”) granted under the DSU plan to members of the Board of Directors during the six months ended June 30, 2015, excluding the effect of dividend adjustments, was $25.77 per share unit (2014: $22.61). These DSUs are not subject to market vesting conditions and their fair value was estimated using the 20-day volume weighted average price of the Company’s common shares listed on the New York Stock Exchange.

The compensation expense arising from share unit grants is amortized over the relevant vesting periods of the underlying units.

22.	Contingencies

(a) Legal and other claims

The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on the Company’s balance sheet or income statement.

(b) Guarantee contracts

In the normal course of business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment.

At June 30, 2015 there was $29,949,000 of industrial assets guaranteed under contract, of which 100% is expected to be sold prior to the end of October 2015 (December 31, 2014: $85,967,000 of which 100% sold prior to the end of May 2015).

At June 30, 2015 there was $17,718,000 of agricultural assets guaranteed under contract, of which 90% is expected to be sold prior to the end of September 2015, with the remainder to be sold prior to the end of November 2015 (December 31, 2014: $15,793,000 of which 100% sold prior to the end of June 2015).

The outstanding guarantee amounts are undiscounted and before estimated proceeds from sale at auction.

23.	Related party transactions

Selling, general and administrative expenses include $2.1 million in termination benefits recognized in relation to key management personnel during the six months ended June 30, 2015.

Ritchie Bros.	21

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except where noted)

(Unaudited)

Three and six months ended June 30, 2015 and 2014

24.	Transition to United States Generally Accepted Accounting Principles

As a non-U.S. company listed on the NYSE, the United States Securities and Exchange Commission (“SEC”) requires the Company to perform a test on the last business day of the second quarter of each fiscal year to determine whether it continues to meet the definition of a foreign private issuer (“FPI”). Historically, the Company met the definition of an FPI, and as such, prepared consolidated financial statements in accordance with IFRS, reported with the SEC on FPI forms, and complied with SEC rules and regulations applicable to FPIs.

On June 30, 2015, the Company performed the test and determined that it no longer meets the definition of an FPI. As such, from January 1, 2016 the Company will be required to prepare consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”), report with the SEC on domestic forms, and comply with SEC rules and regulations applicable to domestic issuers.

Consequently, the Company’s 2015 annual consolidated financial statements will be prepared in accordance with U.S. GAAP. The transition from IFRS to U.S. GAAP will include retrospective application of U.S. GAAP to all reporting periods from our inception. The Company is currently evaluating the impact that our transition to U.S. GAAP will have on its consolidated financial statements.

Ritchie Bros.	22